RECEIVED
2004 DEC -1 A 11: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9615

November 30, 2004

04046428

SUPPL

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Brief Statement of Interim Financial Results and Forecast for the Fiscal Year Ending March 2005
- Reference Material for Financial Result Briefing for Six-month Period Ended September 2004

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

November 25, 2004

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Net sales	**188,009**	211,382	514,805
Percentage change from previous half year	**(11.1%)**	1.6%	
Operating income	**40,013**	28,771	107,683
Percentage change from previous half year	**39.1%**	3.0%	
Income before income taxes and extraordinary items	**79,218**	(5,849)	50,140
Percentage change from previous half year	-	-	
Net income	**46,445**	(2,885)	33,194
Percentage change from previous half year	-	-	
Net income per share	**¥349.00**	(¥21.57)	¥246.93
Financial position			
Total assets (1)	**1,089,221**	1,017,651	1,010,031
Shareholders' equity (2)	**890,999**	867,957	890,247
Ratio of net worth to total assets (2) / (1)	**81.8%**	85.3%	88.1%
Shareholders' equity per share	**¥6,849.54**	¥6,492.47	¥6,658.05
Cash flows			
Cash flows from operating activities	**26,361**	1,662	120,072
Cash flows from investing activities	**13,480**	(36,176)	(67,025)
Cash flows from financing activities	**(52,292)**	(14,719)	(24,088)
Cash and cash equivalents - Ending	**744,077**	660,091	720,114

Scope of consolidation and equity method application

Consolidated subsidiaries	19
(of which, newly added ··· 0 excluded ··· 0)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	8
(of which, newly added ··· 1 excluded ··· 0)	

Forecast for the fiscal year ending March 2005 (April 1, 2004 - March 31, 2005) ※

Net sales	540,000
Income before income taxes and extraordinary items	150,000
Net income	90,000

Estimated annual earnings per share: 690.57 yen

※ With respect to this forecast, please refer to page 4 for the forward-looking conditions and other related matters.

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-one subsidiaries, and ten affiliates as of September 30, 2004, operate manufacturing and distribution of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(a) Nintendo Services USA, Inc.
(d) Pokémon USA, Inc.
(d) iQue Ltd.
(d) iQue (China) Ltd.
Entertainment Products & Others (Distribution)
(d) The Pokémon Company
Others
(c) Fukuei Co., Ltd.
(d) WARPSTAR, Inc.
Others
(a) NES Merchandising, Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
(d) The Baseball Club of Seattle, L.P.
Nintendo Co., Ltd.
Entertainment Products (R & D)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Entertainment Products (R & D)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(e) Ape inc.
Distribution channel
Other channel

The number of companies

(a) Consolidated subsidiaries	19
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	8
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

In the field of home entertainment, Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique forms of entertainment while maintaining a robust business structure. Nintendo places the highest emphasis on providing customers with a "world of fun", which is both innovative and entertaining with creative elements that have never been experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition, while in regard to direct profit returns to our shareholders, stable dividend payouts are to be sustained, taking into account profit levels and payout ratios of each accounting period.

In terms of profit appropriation for the current period, in accordance with the policy stated above, annual cash dividend per share is to be paid out within the range of 140 yen to a maximum of 270 yen. Please note the dividend within this range is determined in accordance with actual consolidated net income, based on the consolidated payout ratio of 50%.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments, enhancement of selling power, and common stock buyback whenever deemed appropriate.

3. Targeted management index

In the home entertainment industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit.

Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of its product development, and operates in a market which involves intense competition, flexible business decisions are made without being constrained by any specific management index.

4. Medium and long term management strategy

Since the birth of the "Family Computer System" in 1983, the video game industry has experienced growth through continuous incorporation of new technology. Today, it has become significantly more difficult than before to develop software that can satisfy demanding customers around the world. In recent years, the Japanese video game market is showing a tendency to shrink with no sign of recovery. The traditional formula for success, that is, securing sales by creating graphically stunning and complicated games utilizing the most advanced technology is not as effective as it used to be. Particularly, the so called "light users or casual gamers" are shifting away from games. Furthermore, the momentum in overseas market growth is not as forceful as it was before.

Nintendo's solution to this phenomenon exists in providing profound game play which is at the same time, easily accessible to anyone. New product development initiatives are based on the idea "putting everyone on the same starting line". Various approaches will be made to provide an open door to anyone who walked away from video games or feel that they have become too difficult and complicated.

Nintendo will utilize the wide variety of franchise characters and excellence in development built up over the years, enhance the R&D framework including collaboration with third party developers, seek out new talent through the Nintendo Game Seminar, and dedicate itself to expanding future revenue by creating more unique products that cannot be created with extensions of existing concepts.

OPERATING RESULTS

1. Review of operations

Looking at the Japanese economy during the six-month period ended September 30, 2004, steady exports contributed to the improvement in corporate revenue and the increase in capital investments. Consumer spending, despite the adverse effect by numerous landings of typhoons on the Japanese islands, remained steady due to persisting demand for digital electric appliances. As for overseas economies, the U.S. economy experienced continuing expansion due to improvements in the employment situation and favorable consumer spending. The European economy experienced steady recovery as well. However, with crude oil costs boosting prices, uncertainty over future prospects remains.

The expansion of the video game industry has been driven by continuous incorporation of new technology. Ironically enough, technological advancements have made today's video games too complex and time consuming for everyone to enjoy.

As we look at the video game industry for the six-month period ended September 30, 2004, handheld related hardware and software sales were strong throughout the world. As for the console market, while competitive hardware pricing has become increasingly intense, software sales concentrated around only a few popular sports games and movie-based titles that take advantage of the latest technology. With markets around the world beginning to experience a slowdown in growth, the business environment is yet in a difficult state.

Under such circumstances, Nintendo has utilized the wide variety of franchise characters and excellence in development built up over the years to develop software that can easily be understood and enjoyed by anyone in the world, while at the same time, satisfy various consumer preferences.

As a result, consolidated net sales for the six-month period ended September 30, 2004 were 188.0 billion yen, including overseas sales of 140.4 billion yen, which accounted for 74.7% of total sales. Income before income taxes and extraordinary items was 79.2 billion yen resulting from revaluation of foreign currency assets generating 36.1 billion yen in foreign exchange gain. Net income was 46.4 billion yen.

With respect to sales by business category, in the electronic entertainment products division, the "FAMICOM MINI" series, which enables players to enjoy FAMICOM software on the GAME BOY ADVANCE, enjoyed solid sales worldwide. In September, "Pokémon FireRed/LeafGreen", which provide a whole new gaming experience through the wireless adapter, were released in the U.S. and Europe. The title was previously launched this spring in Japan, already selling a cumulative domestic total of more than 2 million units. Furthermore, "Pokémon Emerald", which is a new version of the smash hit "Pokémon Ruby/Sapphire" that sold more than 13 million units worldwide, hit the shelves in Japan. In addition to the release of these powerful titles, a price cut was initiated on the flagship hardware GAME BOY ADVANCE SP, boosting its sales globally.

As for console related products, "Pikmin 2" was released in Japan and the U.S. It features new elements added to the original "Pikmin" which had already been recognized as an innovative game. "Pokémon Colosseum", which was previously released in Japan and the U.S., was released in Europe. Both of these titles were highly acclaimed.

Total consolidated net sales in the electronic entertainment products division were 186.9 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.0 billion yen.
With respect to geographic segment information, sales in Japan were 183.0 billion yen including inter-segment sales of 134.3 billion yen. Operating income was 47.1 billion yen. Sales in the Americas were 97.3 billion yen including inter-segment sales of 0.7 billion yen. Operating income was 2.4 billion yen. Sales in Europe were 40.4 billion yen including inter-segment sales of 0.0 billion yen. Operating income was 1.0 billion yen.
During the six-month period ended September 30, 2004, the Company bought back 3,600,000 shares of treasury stocks for 42.9 billion yen.

2. Annual Outlook

Looking ahead, cultivating a new frontier of game play that can be enjoyed by anyone from novice players to experienced players is essential in order to overcome the "shifting away from games" phenomenon and have the industry further prosper.
Under such circumstances, Nintendo will launch NINTENDO DS, a brand-new device equipped with completely new features that no one has ever seen, "putting everyone on the same starting line" regardless of age, gender, and prior gaming experience. No previous handheld device was ever equipped with features like dual screens, touch screen technology, wireless network, and microphone port. NINTENDO DS and a variety of appealing software that takes advantage of the unique capabilities will no doubt provide an unprecedented experience. NINTENDO DS is scheduled to make its U.S. debut in November. Thereafter, it will launch in Japan this December, followed by Europe next spring.
In regard to consolidated performance forecasts for the fiscal year ending March 31, 2005, net sales are 540.0 billion yen, income before income taxes and extraordinary items is 150.0 billion yen, net income is 90.0 billion yen. Estimated exchange rates as at March 31, 2005 are 110.00 yen to the U.S. dollar and 135.00 yen to the euro.
In addition, annual cash dividend per share is to be within the range of 140 yen and 270 yen (70 yen at six-month end, 70~200 yen at fiscal year-end).

*Note that forecasts announced by the company referred to above were prepared based on information available at this time and therefore involve known and unknown risks and uncertainties. Such risks and uncertainties may cause the actual results to be different from the forecasts. See "2. Basic policy of profit distribution" on page 2 for information on cash dividends.

FINANCIAL POSITION

Total assets increased by 79.1 billion yen compared to the previous fiscal year-end to 1,089.2 billion yen due to increases in both inventory in preparation for the holiday season and notes and trade accounts receivable. Total liabilities increased by 78.5 billion yen compared to the previous fiscal year-end due to increases in accrued income taxes and accounts payable. Shareholders' equity increased by 0.7 billion yen compared to the previous fiscal year-end due to net income exceeding decrease factors caused by acquisition of treasury stocks.

The ending balance of Cash and cash equivalents (collectively, Cash) as of September 30, 2004 was 744.0 billion yen (660.0 billion yen as of September 30, 2003). Net increase (decrease) of Cash and contributing factors during the six-month period ended September 30, 2004 are as follows:

Cash flows from operating activities:

Net Cash provided by operating activities was 26.3 billion yen (1.6 billion yen provided in the previous semi-annual fiscal period). The overall increase was caused by increase factors such as income before income taxes and minority interests and increase in notes and trade accounts payable outbalancing decrease factors such as foreign exchange gain, increase in notes and trade accounts receivable, and inventories.

Cash flows from investing activities:

Net Cash provided by investing activities was13.4 billion yen (36.1 billion yen provided in the previous semi-annual fiscal period). The overall increase was caused by proceeds from withdrawal of time deposits and sale of marketable securities outbalancing payments for acquisition of time deposits and marketable securities.

Cash flows from financing activities:

Net Cash used in financing activities was 52.2 billion yen (14.7 billion yen used in the previous semi-annual fiscal period) with payments for acquisition of treasury stock and dividend payout accounting for a significant portion.

Cash flow index trend:

	Year ended Mar 2001	Year ended Mar 2002	Year ended Mar 2003	Year ended Mar 2004	**Six-month period ended Sep 2004**
Ratio of net worth to total assets	78.1	80.8	82.0	88.1	**81.8**
Ratio of total market value of stocks to total assets	271.9	240.8	118.8	139.1	**161.0**

[Notes] *Percentage figures are calculated on a consolidated basis.

*Total market value of stocks is calculated by multiplying closing price and number of outstanding stocks (excluding treasury stocks) at the end of the period.

CONSOLIDATED BALANCE SHEETS

As of September 30, 2003 and 2004, and March 31, 2004

Yen in Millions

	Sept. 30 2004	%	Sept. 30 2003	%	Mar. 31 2004	%
[Assets]						
Current assets:		%		%		%
Cash and deposits	747,403		696,242		767,270	
Notes and trade accounts receivable	50,130		45,453		28,493	
Marketable securities	31,732		1,535		17,375	
Inventories	53,890		83,362		30,955	
Deferred income taxes	31,228		37,781		24,911	
Other current assets	40,054		34,844		24,784	
Allowance for doubtful accounts	(1,978)		(4,214)		(3,028)	
	952,460	87.4	895,005	87.9	890,761	88.2
Fixed assets:						
Property, plant and equipment						
Buildings and structures	19,574		21,200		19,918	
Land	32,272		32,616		31,925	
Other property, plant and equipment	3,428		3,853		3,240	
	55,274	5.1	57,670	5.7	55,084	5.5
Intangible assets	314	0.0	232	0.0	245	0.0
Investments and other assets						
Investments in securities	70,554		50,567		53,866	
Deferred income taxes	10,276		12,128		9,189	
Other investments and other assets	383		2,104		926	
Allowance for doubtful accounts	(42)		(56)		(43)	
	81,171	7.5	64,743	6.4	63,939	6.3
	136,760	12.6	122,646	12.1	119,269	11.8
Total	1,089,221	100.0	1,017,651	100.0	1,010,031	100.0

As of September 30, 2003 and 2004, and March 31, 2004

Yen in Millions

	Sept. 30 2004		Sept. 30 2003		Mar. 31 2004	
[Liabilities]						
Current liabilities:		%		%		%
Notes and trade accounts payable	**91,550**		77,706		57,945	
Accrued income taxes	**45,939**		12,829		11,165	
Reserve for bonuses	**1,648**		1,601		1,712	
Other current liabilities	**51,950**		49,185		42,423	
	191,089	**17.6**	141,322	13.9	113,246	11.3
Non-current liabilities:						
Non-current accounts payable	**632**		125		602	
Reserve for employee retirement and severance benefits	**4,587**		6,434		3,992	
Reserve for directors retirement and severance benefits	**1,744**		1,638		1,709	
	6,965	**0.6**	8,197	0.8	6,304	0.6
Total liabilities	**198,054**	**18.2**	149,520	14.7	119,550	11.9
[Minority interests]						
Minority interests	**167**	**0.0**	174	0.0	232	0.0
[Shareholders' equity]						
Common stock	**10,065**	**0.9**	10,065	1.0	10,065	1.0
Additional paid-in capital	**11,584**	**1.1**	11,584	1.1	11,584	1.1
Retained earnings	**1,001,442**	**91.9**	937,803	92.2	964,524	95.5
Unrealized gains on other securities	**6,040**	**0.6**	5,458	0.5	6,650	0.7
Translation adjustments	**(8,288)**	**(0.8)**	(10,078)	(1.0)	(15,677)	(1.6)
Treasury stock, at cost	**(129,845)**	**(11.9)**	(86,875)	(8.5)	(86,898)	(8.6)
Total shareholders' equity	**890,999**	**81.8**	867,957	85.3	890,247	88.1
Total	**1,089,221**	**100.0**	1,017,651	100.0	1,010,031	100.0

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Sept. 30 2004	%	Sept. 30 2003	%	Mar. 31 2004	%
Net sales	**188,009**	**100.0**	211,382	100.0	514,805	100.0
Cost of sales	**98,454**	**52.4**	135,722	64.2	307,233	59.7
Gross margin	**89,554**	**47.6**	75,659	35.8	207,572	40.3
Selling general and administrative expenses	**49,541**	**26.3**	46,888	22.2	99,888	19.4
Operating income	**40,013**	**21.3**	28,771	13.6	107,683	20.9
Other income						
Interest income	**5,233**		4,724		8,999	
Foreign exchange gain	**36,102**		-		-	
Other	**1,156**		1,209		2,391	
Total other income	**42,492**	**22.6**	5,934	2.8	11,391	2.2
Other expenses						
Sales discount	**100**		182		396	
Equity in losses of non-consolidated subsidiary and affiliates	**3,153**		14		-	
Foreign exchange loss	**-**		40,303		67,876	
Other	**33**		54		661	
Total other expenses	**3,287**	**1.8**	40,555	19.2	68,934	13.4
Income before income taxes and extraordinary items	**79,218**	**42.1**	(5,849)	(2.8)	50,140	9.7
Extraordinary income						
Reversal of allowance for doubtful accounts	**1,469**		1,406		2,575	
Reversal of loss on investments in securities	**8**		130		63	
Gain on sales of fixed assets	**-**		841		861	
Total extraodinary income	**1,478**	**0.8**	2,378	1.1	3,499	0.7
Extraordinary loss						
Loss on disposal of fixed assets	**19**		41		100	
Loss on investments in securities	**-**		27		573	
Total extraordinary loss	**19**	**0.0**	68	0.0	674	0.1
Income before income taxes and minority interests	**80,676**	**42.9**	(3,539)	(1.7)	52,965	10.3
Provision for income taxes and enterprise taxes	**40,834**	**21.7**	6,549	3.1	12,298	2.4
Income taxes deferred	**(6,537)**	**(3.5)**	(7,224)	(3.4)	7,393	1.5
Minority interests	**(65)**	**(0.0)**	20	0.0	79	0.0
Net income	**46,445**	**24.7**	(2,885)	(1.4)	33,194	6.4

CONSOLIDATED STATEMENTS OF SURPLUS

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
(Additional paid-in capital)			
Additional paid-in capital - Beginning	**11,584**	11,584	11,584
Increase			
Gain on disposal of treasury stock	**0**	-	-
Total increase	**0**	-	-
Additional paid-in capital - Ending	**11,584**	11,584	11,584
(Retained earnings)			
Retained earnings - Beginning	**964,524**	950,262	950,262
Increase			
Net income	**46,445**	-	33,194
Total increase	**46,445**	-	33,194
Decrease			
Cash dividends	**9,357**	9,403	18,761
Directors' bonuses	**170**	170	170
Loss on disposal of treasury stock	-	0	0
Net loss	-	2,885	-
Total decrease	**9,527**	12,459	18,932
Retained earnings - Ending	**1,001,442**	937,803	964,524

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

	Sept. 30 2004	Sept. 30 2003	Yen in Millions Mar. 31 2004
I Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**80,676**	(3,539)	52,965
Depreciation and amortization	**1,405**	1,612	3,328
Increase (decrease) in allowance for doubtful accounts	**(1,195)**	(925)	(1,955)
Interest and dividends income	**(5,516)**	(4,985)	(9,514)
Interest expenses	**0**	0	0
Foreign exchange loss (gain)	**(36,035)**	38,515	54,166
Unrealized loss on investments in securities	**-**	27	573
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	**3,153**	14	(181)
Decrease (increase) in notes and trade accounts receivable	**(19,628)**	(35)	16,070
Decrease (increase) in inventories	**(21,040)**	17,627	70,805
Increase (decrease) in notes and trade accounts payable	**18,111**	(21,281)	(33,527)
Increase (decrease) in consumption taxes payable	**(401)**	(490)	(221)
Directors' bonuses paid	**(170)**	(170)	(170)
Other, net	**8,319**	1,348	(1,886)
Sub-total	**27,680**	27,718	150,452
Interest and dividends received	**5,257**	5,034	9,566
Interest paid	**(0)**	(0)	(0)
Income taxes paid	**(6,575)**	(31,090)	(39,945)
Net cash provided by (used in) operating activities	**26,361**	1,662	120,072
II Cash flows from investing activities:			
Payments for acquisition of time deposits	**(30,442)**	(38,307)	(106,587)
Proceeds from withdrawal of time deposits	**52,216**	-	56,192
Payments for acquisition of marketable securities	**(19,144)**	(2,927)	(21,446)
Proceeds from sale of marketable securities	**29,848**	9,432	10,650
Payments for acquisition of property, plant and equipment	**(724)**	(817)	(1,909)
Proceeds from sale of property, plant and equipment	**4**	1,469	1,680
Payments for investments in securities	**(12,882)**	(6,502)	(13,500)
Proceeds from investments in securities	**-**	13	5,014
Payments for investments in affiliates	**(7,371)**	-	-
Sales of business entities	**1,085**	1,052	1,008
Other, net	**890**	410	1,873
Net cash provided by (used in) investing activities	**13,480**	(36,176)	(67,025)
III Cash flows from financing activities:			
Payments for acquisition of treasury stock	**(42,944)**	(5,326)	(5,346)
Cash dividends paid	**(9,350)**	(9,396)	(18,745)
Other, net	**2**	2	3
Net cash provided by (used in) financing activities	**(52,292)**	(14,719)	(24,088)
IV Effect of exchange rate changes on cash and cash equivalents	**36,414**	(39,274)	(57,444)
V Net increase (decrease) of cash and cash equivalents	**23,963**	(88,508)	(28,486)
VI Cash and cash equivalents - Beginning	**720,114**	748,600	748,600
VII Cash and cash equivalents - Ending	**744,077**	660,091	720,114

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	19	Nintendo of America Inc.	NES Merchandising, Inc.	NHR Inc.	HFI Inc.
		Nintendo of Canada Ltd.	Nintendo of Europe GmbH	Nintendo France S.A.R.L.	
		Nintendo España, S.A.	Nintendo Benelux B.V.	Nintendo Australia Pty. Ltd.	
		Rare Acquisition Inc.	Nintendo Phuten Co., Ltd.		
		Nintendo Technology Development Inc.		Nintendo Software Technology Corporation	
		SiRAS.com Inc.	Nintendo Services USA, Inc.	Retro Studios, Inc.	
		ND CUBE Co., Ltd.	Brownie Brown Inc.		
Non-consolidated subsidiaries	2	Fukuei Co., Ltd.	A/N Software Inc.		

Above two subsidiaries are both small in size and are excluded from consolidation as they do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied	1	A/N Software Inc.		
Affiliates with equity method applied	8	The Pokémon Company	WARPSTAR, Inc.	Silicon Knights Inc.
		iKuni Inc.	Pokémon USA, Inc.	iQue Ltd.
		iQue (China) Ltd.	The Baseball Club of Seattle, L.P.	

The Baseball Club of Seattle, L.P. is included within the scope of equity method affiliates because of investment for this consolidated accounting period.

With respect to (equity method applied) companies with different six-month end from consolidated six-month end (i.e., September 30), their financial statements are used either as they are or based on appropriate provisional financial information.

3. Semi-annual consolidated accounting period

Although six-month periods of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. end on June 30, which are different from consolidated six-month end, their financial statements through that period are used for consolidation as the variance of six-month end are within three months (so-called three month rule applied). Important transactions between their six-month end and September 30 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for important fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amount to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the six month period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

(D) Reserve for directors retirement and severance benefits

The Company is calculating the reserve for directors retirement and severance benefits with estimated amount to be paid at the end of this six month period, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of semi-annual fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the semi-annual fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions. Other finance leases are disclosed in the notes to Lease transactions information.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

5. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

SUPPLEMENTAL INFORMATION

(Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Consolidated Statements of Income)

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income" issued by Accounting Standards Board of Japan, the enterprise taxes levied in proportion to added value and capital, amounting to 500 million yen, were recognized as 'Selling, general and administrative expenses' effective this six month period under this report.

NOTES

Consolidated balance sheets information:

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Accumulated depreciation of tangible assets	**36,336**	35,679	35,775

Consolidated statements of cash flows information:

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Cash and deposits account	**747,403**	696,242	767,270
Bonds etc. due within three months period	**24,209**	-	-
Time deposits (over 3 months)	**(27,534)**	(36,150)	(47,156)
Cash and cash equivalents - Ending	**744,077**	660,091	720,114

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income, this information is not applicable to our business.

2. Segment information by seller's location

Yen in Millions

Six months ended Sept 30, 2004	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	**48,688**	**96,639**	**40,415**	**2,265**	**188,009**	**-**	**188,009**
(2) Inter segment sales	**134,346**	**748**	**7**	**63**	**135,165**	**(135,165)**	**-**
Total	**183,035**	**97,387**	**40,422**	**2,329**	**323,175**	**(135,165)**	**188,009**
Cost of sales and selling, general and administrative expenses	**135,924**	**94,950**	**39,420**	**2,580**	**272,876**	**(124,880)**	**147,996**
Operating income	**47,111**	**2,436**	**1,001**	**(251)**	**50,298**	**(10,285)**	**40,013**

Six months ended Sept 30, 2003	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	58,032	100,953	48,732	3,663	211,382	-	211,382
(2) Inter segment sales	115,253	900	0	-	116,154	(116,154)	-
Total	173,286	101,854	48,733	3,663	327,537	(116,154)	211,382
Cost of sales and selling, general and administrative expenses	142,706	98,840	47,653	3,645	292,845	(110,234)	182,611
Operating income	30,579	3,013	1,080	18	34,692	(5,920)	28,771

Year ended March 31, 2004	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	137,636	250,273	120,128	6,765	514,805	-	514,805
(2) Inter segment sales	224,084	1,750	4	-	225,839	(225,839)	-
Total	361,721	252,024	120,132	6,765	740,644	(225,839)	514,805
Cost of sales and selling, general and administrative expenses	268,797	238,851	117,145	6,742	631,536	(224,415)	407,121
Operating income	92,924	13,172	2,987	23	109,107	(1,423)	107,683

3. Sales to overseas customers

Yen in Millions

Six months ended Sept 30, 2004	The Americas	Europe	Other	Total
Sales to overseas customers	**97,056**	**40,424**	**3,003**	**140,484**
Consolidated net sales				**188,009**
Percentage of sales to overseas customers to consolidated net sales	**51.6%**	**21.5%**	**1.6%**	**74.7%**

Six months ended Sept 30, 2003	The Americas	Europe	Other	Total
Sales to overseas customers	101,444	48,736	6,293	156,475
Consolidated net sales				211,382
Percentage of sales to overseas customers to consolidated net sales	48.0%	23.0%	3.0%	74.0%

Year ended March 31, 2004	The Americas	Europe	Other	Total
Sales to overseas customers	251,143	120,136	11,208	382,488
Consolidated net sales				514,805
Percentage of sales to overseas customers to consolidated net sales	48.8%	23.3%	2.2%	74.3%

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

I As of September 30, 2004

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	**19,708**	**29,476**	**9,768**
Bonds	**19,824**	**20,122**	**297**
Sub-Total	**39,533**	**49,599**	**10,066**

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	**29,522**

(2) Other securities

Preferred subscription certificate	**11,000**
Unlisted bonds	**3,665**

II As of September 30, 2003

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	19,675	28,859	9,183
Sub-Total	19,675	28,859	9,183

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	1,535

(2) Other securities

Preferred subscription certificate	11,000
Unlisted bonds	6,000

III As of March 31, 2004

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	19,675	30,842	11,166
Bonds	4,364	4,353	(10)
Sub-Total	24,039	35,195	11,156

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	17,375

(2) Other securities

Preferred subscription certificate	11,000
Unlisted bonds	3,536

DERIVATIVE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

PRODUCTION, ORDER AND SALES INFORMATION

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

1. Production

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Electronic entertainment products			
(Hardware)			
Handheld	**88,503**	125,433	200,502
Console	**20,687**	2,487	14,368
Others	**12,593**	11,378	24,835
	121,784	139,298	239,707
(Software)			
Handheld	**69,805**	66,465	119,746
Console	**33,605**	32,252	94,727
	103,410	98,718	214,474
Sub-Total	**225,195**	238,017	454,181
Other products	**739**	586	1,506
Total	**225,934**	238,604	455,687

2. Order

	Sept. 30 2004		Sept. 30 2003		Mar. 31 2004	
	Orders received	**Orders in hand**	Orders received	Orders in hand	Orders received	Orders in hand
Electronic entertainment products						
Handheld	**28,681**	**9,648**	28,170	11,336	50,852	3,369
Console	**8,647**	**1,121**	9,819	1,911	22,727	161
Total	**37,329**	**10,770**	37,990	13,247	73,580	3,531

3. Sales

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Electronic entertainment products			
(Hardware)			
Handheld	**61,321**	89,304	185,175
Console	**16,145**	9,847	54,366
Others	**16,316**	23,640	49,679
	93,783	122,792	289,220
(Software)			
Handheld	**65,117**	59,210	132,911
Console	**26,750**	26,298	86,262
Royalty income and content income	**1,310**	1,744	3,015
Others	**0**	254	881
	93,177	87,508	223,070
Sub-Total	**186,961**	210,300	512,291
Other products	**1,048**	1,082	2,513
Total	**188,009**	211,382	514,805

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

November 25, 2004

FASF MEMBERSHIP

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004
The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Net sales	**183,035**	172,891	360,961
Percentage change from previous half year	5.9%	(22.8%)	
Operating income	**47,270**	30,447	92,533
Percentage change from previous half year	55.3%	39.9%	
Income before income taxes and extraordinary items	**88,527**	(5,291)	31,694
Percentage change from previous half year	-	-	
Net income	**53,608**	(2,922)	16,020
Percentage change from previous half year	-	-	
Net income per share	**¥402.82**	(¥21.84)	¥118.52
Cash dividends per share			
Interim	**¥70.00**	¥70.00	-
Annual	-	-	¥140.00
Financial position			
Total assets (1)	**959,898**	898,925	892,960
Shareholders' equity (2)	**803,355**	792,077	802,830
Ratio of net worth to total assets (2)/(1)	**83.7%**	88.1%	89.9%
Shareholders' equity per share	**¥6,175.78**	¥5,924.88	¥6,004.14

Forecast for the fiscal year ending March 2005 (April 1, 2004 - March 31, 2005) ※

Net sales	440,000
Income before income taxes and extraordinary items	125,000
Net income	75,000
Year-end dividends per share	¥70.00 ~ ¥200.00
Annual dividends per share	¥140.00 ~ ¥270.00

Estimated annual earnings per share: 575.25 yen

※ With respect to this forecast, please refer to page 4 for the forward-looking conditions and other related matters.

[Notes]
Average number of shares issued and outstanding for the six months ended September 30, 2004 : 133,082,949 shares
Number of shares issued and outstanding as of September 30, 2004 (excluding treasury stock) : 130,081,598 shares
Number of treasury stocks as of September 30, 2004 : 11,587,402 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2003 and 2004, and March 31, 2004

Yen in Millions

	Sept. 30 2004	%	Sept. 30 2003	%	Mar. 31 2004	%
[Assets]						
Current assets:		%		%		%
Cash and deposits	650,178		584,554		662,944	
Notes receivable	616		1,341		562	
Trade accounts receivable	80,899		60,798		33,631	
Inventories	13,195		22,773		13,241	
Deferred income taxes	19,448		27,105		16,965	
Other current assets	39,279		54,847		21,374	
Allowance for doubtful accounts	(136)		(205)		(56)	
	803,480	83.7	751,215	83.6	748,664	83.8
Fixed assets:						
Property, plant and equipment						
Buildings	13,893		14,697		14,294	
Land	25,249		25,596		25,249	
Other property, plant and equipment	1,457		1,608		1,380	
	40,600	4.2	41,902	4.7	40,925	4.6
Intangible assets	241	0.0	137	0.0	170	0.0
Investments and other assets						
Investments in securities	63,961		48,306		51,600	
Investments in affiliates	39,788		44,841		39,788	
Deferred income taxes	11,553		10,546		10,989	
Other investments and other assets	2,897		5,330		4,155	
Allowance for doubtful accounts	(2,625)		(3,355)		(3,334)	
	115,575	12.1	105,669	11.7	103,199	11.6
	156,418	16.3	147,710	16.4	144,295	16.2
Total	959,898	100.0	898,925	100.0	892,960	100.0

As of September 30, 2003 and 2004, and March 31, 2004

Yen in Millions

	Sept. 30 2004	%	Sept. 30 2003	%	Mar. 31 2004	%
[Liabilities]						
Current liabilities:		%		%		%
Notes payable	**7,926**		6,118		4,868	
Trade accounts payable	**81,345**		68,521		51,644	
Other accounts payable	**10,082**		12,113		8,934	
Accrued income taxes	**38,899**		2,724		4,123	
Reserve for bonuses	**1,648**		1,601		1,712	
Other current liabilities	**12,666**		10,770		15,062	
	152,567	**15.9**	101,850	11.3	86,345	9.7
Non-current liabilities:						
Non-current accounts payable	**632**		125		602	
Reserve for employee retirement and severance benefits	**1,597**		3,233		1,472	
Reserve for directors retirement and severance benefits	**1,744**		1,638		1,709	
	3,975	**0.4**	4,997	0.6	3,784	0.4
Total liabilities	**156,542**	**16.3**	106,848	11.9	90,129	10.1
[Shareholders' equity]						
Common stock	**10,065**	**1.1**	10,065	1.1	10,065	1.1
Additional paid-in capital	**11,584**	**1.2**	11,584	1.3	11,584	1.3
Retained earnings	**905,510**	**94.3**	851,845	94.8	861,429	96.5
Legal reserve	**2,516**		2,516		2,516	
Optional reserve	**760,046**		660,049		660,049	
Unappropriated	**142,947**		189,279		198,864	
Unrealized gains on other securities	**6,040**	**0.6**	5,458	0.6	6,650	0.7
Treasury stock, at cost	**(129,845)**	**(13.5)**	(86,875)	(9.7)	(86,898)	(9.7)
Total shareholders' equity	**803,355**	**83.7**	792,077	88.1	802,830	89.9
Total	**959,898**	**100.0**	898,925	100.0	892,960	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Sept. 30 2004	%	Sept. 30 2003	%	Mar. 31 2004	%
Net sales	**183,035**	**100.0**	172,891	100.0	360,961	100.0
Cost of sales	**111,225**	**60.8**	121,604	70.3	227,826	63.1
Gross margin	**71,810**	**39.2**	51,286	29.7	133,134	36.9
Selling, general and administrative expenses	**24,539**	**13.4**	20,839	12.1	40,601	11.3
Operating income	**47,270**	**25.8**	30,447	17.6	92,533	25.6
Other income						
Interest income	**4,086**		4,440		8,098	
Foreign exchange gain	**36,301**		-		-	
Other	**999**		904		1,579	
Total other income	**41,387**	**22.6**	5,344	3.1	9,678	2.7
Other expenses						
Sales discount	**125**		185		410	
Foreign exchange loss	**-**		40,886		69,718	
Other	**5**		12		388	
Total other expenses	**131**	**0.0**	41,083	23.8	70,517	19.5
Income before income taxes and extraordinary items	**88,527**	**48.4**	(5,291)	(3.1)	31,694	8.8
Extraordinary income	**871**	**0.4**	2,109	1.2	2,110	0.5
Extraordinary loss	**-**	**-**	207	0.1	5,835	1.6
Income before income taxes	**89,398**	**48.8**	(3,389)	(2.0)	27,968	7.7
Provision for income taxes and enterprise tax	**38,418**	**21.0**	2,560	1.5	6,095	1.7
Income taxes deferred	**(2,629)**	**(1.5)**	(3,028)	(1.8)	5,853	1.6
Net income	**53,608**	**29.3**	(2,922)	(1.7)	16,020	4.4
Retained earnings brought forward	**89,338**		192,202		192,202	
Loss on disposal of treasury stock	**-**		0		0	
Interim cash dividends	**-**		-		9,358	
Unappropriated retained earnings	**142,947**		189,279		198,864	

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipment is depreciated over economic useful lives.)

Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.

Estimated useful lives of the principal assets are as follows:

Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

3. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amount to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amount at the end of the six-month period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amount to be paid at the end of this six-month period, based on the Company's internal rules.

4. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income.

5. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

6. Other

Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

SUPPLEMENTAL INFORMATION

(Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Non-Consolidated Statements of Income)

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income", the enterprise taxes levied in proportion to added value and capital, amounting to 499 million yen, were recognized as 'Sellimg, general and administrative expenses' effective this six month period under this report.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Yen in Millions

Balance sheets information:

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
1. Accumulated depreciation of tangible assets	**22,853**	23,279	23,540
2. Guaranteed liabilities	-	387	386
<EUR in thousands>	-	*<EUR3,000>*	*<EUR3,000>*

Statements of income information:

Yen in Millions

	Sept. 30 2004	Sept. 30 2003	Mar. 31 2004
Depreciation and amortization			
Tangible assets	**656**	845	1,642
Intangible assets	**32**	21	46

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

None of shares of subsidiaries or affiliates have market value as of September 30, 2003 and 2004 and year ended March 31, 2004.

Reference Material

1. CONSOLIDATED SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

			Six months Apr.-Sept. '03	Six months Apr.-Sept. '04	Life-to-Date Sept. '04	Twelve months Apr. '03-Mar. '04	Forecast Apr. '04-Mar. '05
GAME BOY ADVANCE	Hardware	Japan	166	135	1,456	315	
		The Americas	428	380	2,861	945	
		Other	240	158	1,496	500	
		Total	834	673	5,813	1,759	1,600
of which GAME BOY ADVANCE SP		Japan	151	134	502	286	
		The Americas	350	368	1,246	795	
		Other	193	151	621	424	
		Total	693	653	2,368	1,505	1,500
	Software	Japan	619	920	5,620	1,712	
		The Americas	1,791	2,179	11,826	4,243	
		Other	581	691	4,724	1,535	
		Total	2,991	3,790	22,169	7,489	7,700
	New titles	Japan	68	86	615	156	
		The Americas	69	103	618	145	
		Other	66	52	542	142	
NINTENDO GAMECUBE	Hardware	Japan	20	14	360	99	
		The Americas	55	99	884	272	
		Other	15	26	353	132	
		Total	89	140	1,597	502	450
	Software	Japan	322	204	2,094	850	
		The Americas	808	1,243	7,701	2,835	
		Other	321	362	2,801	1,052	
		Total	1,450	1,809	12,596	4,737	4,500
	New titles	Japan	39	16	204	89	
		The Americas	50	50	376	125	
		Other	57	33	310	127	
NINTENDO DS	Hardware		-	-	-	-	500
	Software		-	-	-	-	1,500

[Note 1] Sales units are rounded to the nearest ten thousand.
[Note 2] New titles-Other represent new titles released in the European and Australian markets.

2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

	Six months Apr.-Sept. '03	Six months Apr.-Sept. '04	Twelve months Apr. '03-Mar. '04	Forecast Apr. '04-Mar. '05
Capital investments	1,220	1,454	2,277	4,000
Depreciation expenses of tangible assets	1,552	1,335	3,182	3,500
Research and development costs	7,937	10,882	15,825	22,000
Marketing expenses	22,807	22,532	53,488	58,000

	As of Sept. 30, 2003	As of Sept. 30, 2004	As of Mar. 31, 2004
Number of Employees	3,015	3,018	2,985

		Six months Apr.-Sept. '03	Six months Apr.-Sept. '04	Twelve months Apr. '03-Mar. '04
Average Exchange Rate	US$1.00=	¥118.05	¥109.86	¥113.07
	€1.00=	¥133.46	¥133.32	¥132.61

3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

US$ / EUR in Millions

		As of Sept. 30, 2003	As of Sept. 30, 2004	As of Mar. 31, 2004	Exchange rate Mar. 31, 2004	Exchange rate Sept. 30, 2004	Mar. 31, 2005 Est. exchange rate
US$	Cash and Deposits	4,580	4,191	5,212	US$1.00=		
	Accounts Receivable	320	492	213	¥105.69	¥111.05	¥110.00
EUR	Cash and Deposits	339	565	394	€1.00=		
	Accounts Receivable	288	155	61	¥128.88	¥137.04	¥135.00

Financial Result Briefing for the Six-month Period Ended September 2004

Nintendo®

2004/11/26

Nintendo IR Reference Material of the Six-month Period Ended September 2004

Topics Relating to the Six-month Period Ended September 2004

*Following its success in Japan, the first series of Classic NES games (8 titles) for GAME BOY ADVANCE launched in the U.S. during June and Europe during July. The series recorded extremely favorable sales resulting in worldwide life-to-date sales of 3.92 million units. In addition, the second and third series of Classic NES games were released in Japan. Worldwide sales of the three series combined for this six-month period reached 4.23 million units.

*GAME BOY ADVANCE software Pokémon FireRed/LeafGreen which launched in Japan during January 2004 and the U.S. during September, recorded extremely favorable sales. As a result, worldwide sales for this six-month period reached 3.78 million units.

*A price cut was initiated on GAME BOY ADVANCE SP (MSRP in Japan: 12,500 yen → 9,800 yen, in the U.S.: US$99.95 → US$79.99, and in Europe: EUR129.00 → EUR99.00), gathering further support from customers.

*The launch schedule of NINTENDO DS, equipped with features of dual screens, touch screen technology, wireless network, and microphone port providing an unprecedented gaming experience, was announced. The new handheld device is scheduled to launch in the U.S. on November 21st at a MSRP of US$149.99, in Japan on December 2nd at a MSRP of 15,000 yen, and in Europe next spring.

*In August, the Company bought back 3,600,000 shares of treasury stocks worth 42.912 billion yen.

*Due to the effect of the depreciated yen against the U.S. dollar, foreign exchange gain was 36.1 billion yen.

Total Sales Units of Major Software Titles (Six-month Period Ended September 2004)

Sales Units In Ten Thousands

		Worldwide Apr. - Sept. '04	Life-to-Date through Sept. '04
GAME BOY ADVANCE	Pokémon FireRed/LeafGreen	378	598
	First Series of Classic NES games	244	392

Total Software Sales by Franchise Character

Sales Units in Ten Thousands

		Worldwide Life-to-Date through Sept. '04
Super Mario Series	Handheld Games (10 Titles)	5,559
	Console Games (10 Titles)	12,102
	Total	17,661
The Legend of Zelda Series	Handheld Games (7 Titles)	1,317
	Console Games (7 Titles)	3,043
	Total	4,360
Donkey Kong Series	Handheld Games (9 Titles)	1,556
	Console Games (11 Titles)	2,880
	Total	4,436
Pokémon Series	Handheld Games (12 Titles)	9,744

Launch Dates of Primary NINTENDO Products by Region (Apr. - Sept. 2004)

		GAME BOY ADVANCE		NINTENDO GAMECUBE	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Software)	Kirby & The Amazing Mirror	2004/4/15	Pikmin 2	2004/4/29
		Mario Golf: Advance Tour	2004/4/22	Wario World	2004/5/27
		Second Series of Classic NES (10 titles)	2004/5/21	Legend of Golfer	2004/6/17
		Metroid: Zero Mission	2004/5/27	Donkey Konga 2: Hit Song Parade	2004/7/1
		Mario vs. Donkey Kong	2004/6/10	Paper Mario: The Thousand Year Door	2004/7/22
		Donkey Kong Country 2	2004/7/1		
		Hamtaro: Ham Ham Games	2004/7/15		
		Densetsu-no-Stafy 3	2004/8/5		
		Third Series of Classic NES (10 titles)	2004/8/10		
		Mario Pinball Land	2004/8/26		
		Pokémon Emerald	2004/9/16		
The Americas	(Software)	Mario vs. Donkey Kong	2004/5/24	Wario Ware, Inc.: Mega Party Game$	2004/4/5
		First Series of Classic NES (8 titles)	2004/6/7	Custom Robo	2004/5/10
		Mario Golf: Advance Tour	2004/6/21	The Legend of Zelda: Four Sword Adventures	2004/6/7
		Hamtaro: Ham Ham Games	2004/7/26	Pokémon Box: Ruby/Sapphire	2004/7/6
		Pokémon FireRed	2004/9/9	Pikmin 2	2004/8/30
		Pokémon LeafGreen	2004/9/9	Donkey Konga	2004/9/27
		F-ZERO GP Legend	2004/9/20		
Europe	(Software)	Metroid: Zero Mission	2004/4/8	Pokémon Channel	2004/4/1
		F-ZERO GP Legend	2004/6/4	Pokémon Colosseum	2004/5/14
		Donkey Kong Country 2	2004/6/25	Mario Golf: Toadstool Tour	2004/6/18
		Kirby & The Amazing Mirror	2004/7/2	Wario Ware, Inc.: Mega Party Game$	2004/9/3
		First Series of Classic NES (8 titles)	2004/7/9	Animal Crossing	2004/9/24
		Hamtaro: Ham Ham Games	2004/7/16		
		Fire Emblem	2004/7/16		
		Mario Golf: Advance Tour	2004/9/17		

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Software by Region (Oct. 2004 -)

NINTENDO GAMECUBE		GAME BOY ADVANCE		NINTENDO DS	
Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan					
Kururinsukasshu!	2004/10/14	Fire Emblem: Seimanokouseki	2004/10/7	PictoChat (embedded in DS)	2004/12/2
Mario Power Tennis	2004/10/28	WarioWare: Twisted	2004/10/14	Super Mario 64 DS	2004/12/2
Mario Party 6 (w/ microphone)	2004/11/18	F-Zero Climax	2004/10/21	WarioWare: Touched!	2004/12/2
Donkey Kong Jungle Beat	2004/12/16	The Legend of Zelda: The Minish Cap	2004/11/4	Daigassou! Band Brothers	2004/12/2
Star Fox: Assault	2005/2/24	Game Boy Wars Advance 1+2	2004/11/25	Chokkanhitofude	2004/12/2
Donkey Konga 2: Hit Song Parade	2005/3	Yoshi's Universal Gravitation	2004/12/9	Pokémon Dash	2004/12/2
Fire Emblem: Souennokiseki	Winter	Mario Party Advance	2005/1/13	Yoshi's Touch & Go	2005/1/27
		Sennenkazoku	2005/3/10	Another (tentative title)	2005/2
				Super Princess Peach	Spring
				Touch! Kirby Mahounoefude (tentative title)	Spring
				Nintendogs (tentative title)	Spring
The Americas					
Paper Mario: The Thousand Year Door	2004/10/11	Mario Pinball Land	2004/10/4	PictoChat (embedded in DS)	2004/11/21
Mario Power Tennis	2004/11/8	Kirby & The Amazing Mirror	2004/10/18	Metroid Prime Hunters: First Hunt (playable demo bundled with DS)	2004/11/21
Metroid Prime 2: Dark Echoes	2004/11/15	Second Series of Classic NES (4 titles)	2004/10/25		
Mario Party 6 (w/ microphone)	2004/12/6	Donkey Kong Country 2	2004/11/15	Super Mario 64 DS	2004/11/21
Star Fox: Assault	2005/2/14	Final Fantasy Ⅰ & Ⅱ : Dawn of Souls	2004/11/29	WarioWare: Touched!	2005/2/14
Donkey Kong Jungle Beat	2005/3/14	The Legend of Zelda: The Minish Cap	2005/1/10	Pokémon Dash	2005/3/14
		WarioWare: Twisted	2005/3/21	Yoshi's Touch & Go	2005/3
		Mario Party Advance	2005/3		
Europe					
Pikmin 2	2004/10/8	Pokémon FireRed	2004/10/1		
Donkey Konga	2004/10/15	Pokémon LeafGreen	2004/10/1		
Paper Mario: The Thousand Year Door	2004/11/12	Hamtaro: Rainbow Rescue	2004/10/29		
Tales of Symphonia	2004/11/19	The Legend of Zelda: The Minish Cap	2004/11/12		
Metroid Prime 2: Dark Echoes	2004/11/26	Mario vs. Donkey Kong	2004/11/19		
The Legend of Zelda: Four Sword Adventures	2005/1/7	Mario Pinball Land	2004/11/26		
Donkey Kong Jungle Beat	2005/2/4	Final Fantasy Ⅰ & Ⅱ : Dawn of Souls	2004/12/10		
Mario Power Tennis	2005/2/25	Second Series of Classic NES (4 titles)	2005/1/7		
Mario Party 6 (w/ microphone)	2005/3/18				
Star Fox: Assault	2005/Q1				

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup

NINTENDO GAMECUBE

Japan

Title	Third-Party Publisher	Launch Date
Naruto Gekitouninjataisen! 3	TOMY	2004/11/20
Mr. Incredible	D3 PUBLISHER	2004/12/2
Kidousenshi Gundum vs. Z Gundum	BANDAI	2004/12/9
Jikkyou Powerful-proyakyu 11 Cho-ketteiban	KONAMI	2004/12/16
Viewtiful Joe 2	CAPCOM	2004/12/16
Super Robot Taisen GC	BANPRESTO	2004/12/16
Lord of the Rings; The Third Age	ELECTRONIC ARTS	2004/12/22
Need for Speed Underground 2	ELECTRONIC ARTS	2004/12/22
GoldenEye: Rogue Agent	ELECTRONIC ARTS	2005/1/13
The Urbz: Sims in the City	ELECTRONIC ARTS	2005/1/13
Resident Evil 4	CAPCOM	2005/1/27

Overseas

Title	Third-Party Publisher	Launch Date
FIFA 2005	ELECTRONIC ARTS	2004/10
Teenage Mutant Ninja Turtles 2 Battle Nexus	KONAMI	2004/10
Lord of the Rings; The Third Age	ELECTRONIC ARTS	2004/11/2
Spyro: A Hero's Tale	VIVENDI UNIVERSAL GAMES	2004/11/2
The Urbz: Sims in the City	ELECTRONIC ARTS	2004/11/9
Need for Speed Underground 2	ELECTRONIC ARTS	2004/11/15
GoldenEye: Rogue Agent	ELECTRONIC ARTS	2004/11/17
Baten Kaitos	NAMCO	2004/11
Resident Evil 4	CAPCOM	2005/1/11
Virtua Quest	SEGA	2005/1
Dragon Ball Z: Sagas	ATARI	2005/3

Notes: Launch dates and titles etc. are subject to change.
Launch dates may differ depending on territories or countries.

GAME BOY ADVANCE

Japan

Title	Third-Party Publisher	Launch Date
Kingdom Hearts Chain of Memories	SQUARE ENIX	2004/11/11
Dragonball Advance Adventure	BANPRESTO	2004/11/18
Finding Nemo - Atarashiibouken	YUKE'S	2004/11/19
The Urbz: Sims in the City	ELECTRONIC ARTS	2004/12/2
Pawapurokun Pocket 7	KONAMI	2004/12/2
Kidousenshi Gundum SEED DESTINY (tentative title)	BANDAI	2004/12/2
Rockman Exe 5 Team of Blues	CAPCOM	2004/12/9
ZOIDS SAGA FUZORS	TOMY	2004/12/16
The Lord of the Rings; The Third Age	ELECTRONIC ARTS	2004/12/22
Konijikinogasshuberu!!Unare!Yujounodengeki 2	BANPRESTO	2004/12/22
YU-GI-OU Duel Monsters International 2	KONAMI	2004/12/30
Tales of the World Narikiri Dungeon 3	NAMCO	2005/1/6
Rockman Exe 5 Team of Kernel	CAPCOM	2005/2

Overseas

Title	Third-Party Publisher	Launch Date
SD Gundam Force	BANDAI	2004/10/11
WWE Survivor Series	THQ	2004/10
The Lord of the Rings; The Third Age	ELECTRONIC ARTS	2004/11/2
The Urbz: Sims in the City	ELECTRONIC ARTS	2004/11/9
Need for Speed: Underground 2	ELECTRONIC ARTS	2004/11/15
I-Ninja	DESTINATION	2004/11
Grand Theft Auto Advance	ROCK STAR	2004/11
Kingdom Hearts	SQUARE ENIX	2004/11
PacMan World	NAMCO	2004/11
Banjo Pilot	THQ	2004/11
Shaman King: Legacy of Spirits, Soaring Hawk	KONAMI	2005/2
Ace Combat	NAMCO	2005/2
Pac Pinball	NAMCO	2005/3

Notes: Launch dates and titles etc. are subject to change.
Launch dates may differ depending on territories or countries.

NINTENDO DS

Japan

Title	Third-Party Publisher	Launch Date
The Urbz: Sims in the City	ELECTRONIC ARTS	2004/12/2
Kenshui Tendou Dokuta	SPIKE	2004/12/2
Mr. DRILLER Drill Spirits	NAMCO	2004/12/2
Zunouniasekaku Game Series! Vol.1 COOL104JOKER&SETLINE	ARUZE	2004/12/2
Mah-jong Taikai	KOEI	2004/12/2
ZOO KEEPER	SUCCESS	2004/12/2
Feel the Magic: XY/XX	SEGA	2004/12/2
Puyo Puyo Fever	SEGA	2004/12/24
Tennis no Ojisama 2005 CRYSTAL DRIVE	KONAMI	2004/12/30
Cho-shittou Kadukeusu	ATLUS	2005/Spring

Overseas

Title	Third-Party Publisher	Launch Date
Spider-Man 2	ACTIVISION	2004/11/21
Madden NFL 2005	ELECTRONIC ARTS	2004/11/21
The Urbz: Sims in the City	ELECTRONIC ARTS	2004/11/21
Feel the Magic: XY/XX	SEGA	2004/11/21
Asphalt Urban GT	UBISOFT	2004/11/21
Ridge Racer DS	NAMCO	2004/11
Mr. DRILLER Drill Spirits	NAMCO	2004/11
Tiger Woods PGA Tour 2005	ELECTRONIC ARTS	2004/12
Ping Pals	THQ	2004/12
Rayman DS	UBISOFT	2004/12
Sprung	UBISOFT	2004/12

Notes: Launch dates and titles etc. are subject to change.
Launch dates may differ depending on territories or countries.